77c.   Matters submitted to a vote of security holders


                       Proxy Voting Results

The Fund's annual shareholder's meeting was held on April 14, 2003. The result of votes taken among shareholders on the proposal are listed below.

To elect Directors to the Board of Directors of the Fund.



                    # of                     % of
                    Shares voted             Shares voted
                    ------------             ------------

Brent R. Harris
For                   10,909,386                   99.29%
Withheld                  78,297                    0.71%
Total                 10,987,683                  100.00%

R. Wesley Burns
For                   10,910,108                   99.29%
Withheld                  77,575                    0.71%
Total                 10,987,683                  100.00%